 \
FILED BY EXPRESS SCRIPTS, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: EXPRESS SCRIPTS, INC.,
ARISTOTLE HOLDING, INC. AND MEDCO HEALTH SOLUTIONS, INC.
COMMISSION FILE NO. 0-20199
Statement of: Adam J. Fein, President, Pembroke Consulting, Inc.
To: U.S. House of Representatives Committee on the Judiciary Subcommittee on Intellectual Property, Competition, and the Internet
Hearing: “The Proposed Merger between Express Scripts and Medco”

Tuesday, September 20, 2011
Thank you, Chairman Goodlatte, and members of the subcommittee. My name is Adam Fein. I appreciate the opportunity to present my views about the proposed merger of Express Scripts and Medco Health Solutions. As I will explain, this merger will enhance efficiency and reduce costs for the U.S. health care system, which dispenses 4 billion prescriptions annually.1 I will also explain why the merger will not have an anticompetitive impact on pharmacies.
First, a few words about my industry experience and knowledge of these issues. I am an expert in the complex economic interactions within the U.S. pharmacy distribution and reimbursement system. I earned my Ph.D. in Managerial Science and Applied Economics from the Wharton School of Business at the University of Pennsylvania. A significant portion of my doctoral dissertation was devoted to analyzing the history and evolution of the pharmaceutical distribution industry. As president of Pembroke Consulting, Inc., a management consulting and research firm based in Philadelphia, I help executives at the country’s leading pharmaceutical manufacturers make better decisions about their commercial strategies.
I also write the influential website Drug Channels (www.DrugChannels.net). There, I analyze news and research related to pharmaceutical economics and the drug distribution system. I also publish detailed industry reports on the economics of pharmacies, wholesalers, and pharmacy benefit managers, or PBMs. Over the past few months, both advocates and opponents of the proposed merger of Express Scripts and Medco Health Solutions have cited my research and writings to support their positions. For example, Drug Channels was cited last week by Representatives Waxman, Pallone, and Degette in their letter to Federal Trade Commission Chairman Jon Leibowitz regarding the merger. I welcome the opportunity to provide my own perspectives directly to the committee.
The information and data that I will share with you is based on my own independent opinions and analysis. I should note that on September 6 of this year, Express Scripts retained me to advise it on the competitive issues in the pharmacy industry related to its merger with Medco. My comments about the merger in The Wall Street Journal, The New York Times, and other publications were made long before Express Scripts approached me.
In my comments, I will refer to a PBM’s clients as “plan sponsors” or “payers.” PBMs administer prescription-drug plans for people with third-party insurance through a self-insured employer, health insurance plan, labor union, or government plan.
The evidence clearly shows that PBMs make the U.S. pharmaceutical distribution and reimbursement system more efficient. It is my contention that the merger of Express Scripts and Medco Health Solutions will enhance these pro-competitive, cost-reducing efficiencies for consumers and plan sponsors. At the same time, a combined company will face vigorous competition for the business of plan sponsors, so we can reasonably anticipate that the plan sponsors will benefit from any enhanced efficiency.
Many independent pharmacies claim that the merger of Express Scripts and Medco Health Solutions will be anticompetitive. They argue that a larger PBM will (1) impose unfavorable contract terms on community pharmacies, and/or (2) limit patient access to pharmacy care.
I will explain the flawed premises behind these arguments. I will show that the pharmacies’ positions are not supported by objective industry data. What’s more, they ignore financial information collected and published by the community pharmacies themselves.
I will now discuss four observations based on my knowledge of this industry:
1.	The combined Express Scripts/Medco PBM will make the U.S. pharmaceutical distribution and reimbursement system more efficient.

2.	The combined company will not be in a position to limit access to retail pharmacies.

3.	Pharmacies have power against PBMs that will prevent the creation or exercise of monopsony power.

4.	Previous PBM concentration has not hurt pharmacies economically and is unlikely to do so in the future.
1) The combined Express Scripts/Medco PBM will make the U.S. pharmaceutical distribution and reimbursement system more efficient.
I begin by highlighting how PBMs bring economic efficiencies to the U.S. pharmaceutical system and how those efficiencies translate into lower costs for consumers and the PBM’s plan sponsor clients. Where appropriate, I will relate these facts to the proposed merger of Express Scripts and Medco.
•	A PBM establishes a network of retail pharmacies so that consumers with prescription drug insurance can readily fill their prescriptions. A consumer with a prescription drug benefit plan must use a pharmacy that accepts payment for that plan. These networks greatly enhance the efficiency of the U.S. health care system. PBMs have electronic communications systems that link them to their network’s retail and mail-service pharmacies. This allows quick and efficient processing of a consumer’s prescription.

•	PBMs assemble networks of pharmacies willing to accept discounted pricing in exchange for access to consumers with third-party prescription drug insurance. Network pharmacies accept discounted pricing in exchange for access to a plan’s members.[2] A PBM negotiates with community pharmacies on the behalf of its many plan sponsor clients. A pharmacy can decide whether or not to participate in any individual PBM’s network.

Network contracts between a pharmacy PBM and a pharmacy are non-exclusive. Therefore, joining one PBM’s network does not prevent a pharmacy from joining another PBM’s network. Nearly all community pharmacies participate in all major

PBM networks, so the combination of Express Scripts and Medco will enable even further efficiencies in PBM-pharmacy communication.

The cost-saving benefit for plan sponsors can be illustrated by examining a retail pharmacy’s business with an uninsured consumer. The most recent annual financial survey of independent drugstores found that about one out of eight prescriptions went to consumers without third-party insurance.[3]

Very few individual consumers have the knowledge and understanding about pharmacy economics to negotiate with their pharmacist or ask for lower prices. Nor do they have sufficient purchasing power on their own to negotiate lower prices. It is not surprising, therefore, that a pharmacy’s gross profit margin from uninsured prescriptions was three times as high as the profit from a third-party paid prescriptions.[4] Thus, PBMs ensure that pharmacies do not overcharge the U.S. health care system for prescription drugs or a pharmacist’s counseling services.

•	PBMs extract price concessions from manufacturers of brand-name drugs.

PBMs force manufacturers of therapeutically comparable, brand-name drugs to compete for placement on the plan sponsor’s formulary—the list of prescription drugs approved for reimbursement by the plan sponsor contracting with a PBM. A PBM will recommend preferred status on the formulary for those products that offer the most competitive pricing and rebates (along with efficacy and safety). The merger of Express and Medco will create a larger PBM with more negotiating power versus that of manufacturers.

These rebates provide direct savings for plan sponsors. I estimate that PBMs pass back to plan sponsors more than 80% of rebates received from brand-name pharmaceutical manufacturers.[5] A plan sponsor can also choose a contract that passes back 100% of rebates.

•	PBMs establish cost-saving mail-order pharmacies for dispensing refills of maintenance medications. Maintenance medications are drugs taken on a recurring basis to treat chronic illnesses and conditions. Mail-order pharmacies operate very efficiently by buying in bulk and using automated dispensing machines. PBM-owned mail pharmacies provide deeper price discounts to the plan sponsor. They then share a portion of the savings with consumers in the form of a lower co-payment. A survey of nearly 400 employer-based prescription drug plans found that brand-name prescriptions dispensed from a mail pharmacy were 5.8% cheaper for the employer and $25 per prescription cheaper for the consumer.[6]

•	The merger of Express Scripts and Medco will allow the combined company to purchase generic drugs at a much lower cost during the upcoming wave of brand-name patent extensions. Brand-name drugs with $80 billion in sales will lose exclusivity and face generic competition over the next five years.[7] After 2016, the value of newly launched generics will drop significantly. The merger of Express Scripts and Medco will increase purchasing power, allowing the company to capture the available savings from generic drug manufacturers during this time-limited window of opportunity.
2) The combined company will not be in a position to limit access to retail pharmacies.
Some have suggested that a combined Express Scripts/Medco would unilaterally attempt to limit access to community pharmacies. In my analysis, this conclusion misunderstands the relationship between a PBM and its plan sponsor client, and presumes that the PBM would intentionally act against its own best interests.
Some critics of the merger argue that a PBM can make unilateral decisions about benefit design or network structure. This is simply not true.

In the commercial market, the payer—an employer or health plan—chooses the overall prescription drug benefit it will offer to members or employees. The options could include, say, the number of pharmacies available to plan members or the particular incentives for using a mail-order pharmacy. The payer does this while making tradeoffs among plan costs, quality, and access. The PBM then implements these choices for the plan sponsors.
The payer may rely on internal staff, an independent consultant, or its PBM for advice. But it is crucial to understand that the plan sponsor—the PBM’s client—makes the ultimate decision. A survey of 417 employers (both large and small) found that the responsibility for pharmacy benefit design fell to the in-house human resources staff or an outside consultant at two-thirds of the companies. PBMs were responsible for benefit design at only 14 of the 417 companies surveyed.8
To cut costs, for example, plan sponsors can choose more selective pharmacy networks. In a selective network model, pharmacy network size is reduced by 50% to 80%. Thus, the consumer can choose any pharmacy within the network, but the network has only 10,000 to 30,000 pharmacies vs. the 61,000 total community pharmacies in the United States.
A pharmacy will offer bigger discounts or a lower dispensing fee to be in a more selective network because each pharmacy in such a network will fill a larger percentage of prescriptions for the plan. These networks are estimated to save employers 38% for retail generic prescriptions and 10% for retail brand prescriptions.9 This choice to use a selective network is made by a plan sponsor, not by a PBM.
In my assessment, any attempt by the combined company to artificially limit consumer access would quickly backfire if the PBM could not attract enough pharmacies to participate in its network. Convenient beneficiary access to network pharmacies is a key component of the PBM’s value proposition to its plan sponsor clients. In many situations, the precise level of beneficiary access is contractually specified between the PBM and the plan sponsor. One example is the access stipulated in the TRICARE pharmacy program for our nation’s military personnel.

Most PBM contracts last only for one, two, or three years. Plan sponsors can and do switch PBMs if they are dissatisfied with a PBM’s performance or with the beneficiaries’ access to network pharmacies.
3) Pharmacies have power against PBMs that will prevent the creation or exercise of monopsony power.
Another criticism of the Express Scripts-Medco merger is that the combined entity will impose unfavorable contract terms on community pharmacies. But in reality, the pharmacy industry’s concentration and organization create countervailing power against any attempted exercise of anticompetitive monopsony power by the new company post-merger.
The community pharmacy industry has been consolidating for some time. The three largest drugstore chains—CVS, Walgreens, and Rite Aid—comprise more 19,500 retail pharmacy locations.10 Six other large retail chains—Walmart, Kroger, Safeway, Target, Kmart, and Supervalu—account for a further 13,500 pharmacy locations.11 Together, these nine companies represent more than half of all U.S. community pharmacy locations.
The risk to a PBM can be seen in today’s marketplace. Walgreens, for example, is currently in a dispute with Express Scripts. Walgreens stated: “Walgreens can contract directly with plan sponsors, or help plan sponsors establish a custom retail pharmacy network, if consistent with their current PBM agreements.”12
Smaller pharmacies also have negotiating power with PBMs. I estimate that more than 80% of independent pharmacy owners participate in Pharmacy Services Administration Organizations, or PSAOs, to leverage their influence in contract negotiations with PBMs. The typical PSAO represents thousands of pharmacies. It gives a group of independent pharmacies access to benefits normally associated with large, multi-location chain pharmacy corporations. These benefits include pooled contractual negotiating power, centralized claims payment, and reconciliation of prescription payment activity. Many PSAOs tout their ability to increase reimbursement relative to contracts between a single pharmacy and a PBM.
Three of the country’s largest PSAOs are owned and operated by drug wholesalers that rank among the 30 largest U.S. corporations on the Fortune 500. These wholesalers have revenues of more than $275 billion. They distribute more than 85% of all prescription drugs in the United States. My research finds that 10,000 independent-drugstore owners rely on the three largest wholesalers’ PSAOs to negotiate and administer contracts between PBMs and independent pharmacies.13 This corporate ownership provides a further negotiating advantage for independent drugstores—one that will be sustained after the merger.
Taken together, these economic realities show a sophisticated pharmacy industry that has negotiating leverage and scale against PBMs.
4) Previous PBM concentration has not hurt pharmacies economically and is unlikely to do so in the future.
The merger of Express Scripts and Medco Health Solutions will further increase the concentration of the PBM business. However, the PBM industry has been consolidating for some time with few observable, negative effects on community pharmacies. There is no reason to suggest that this circumstance will change with another merger.
While the concentration of prescription claims processed in community retail pharmacies has increased substantially in recent years, there is little evidence of economic harm to smaller, pharmacist-owned independent pharmacies. Over the past 10 years, the number of independent pharmacy locations has remained almost the same—20,896 in 2000 vs. 20,835 in 2010.14

What’s more, the National Community Pharmacists Association has conducted member surveys documenting that gross profit margins for independent drugstores have remained in a consistent range from 22% to 24% throughout the past 10 years.15 Data from the U.S. Census Bureau also show that the drugstore industry’s profit margins have been stable for at least the past 17 years.16
Note that PBMs have a powerful incentive to preserve the independent drugstore industry, thereby counterbalancing the growth and influence of the largest chains. Independent drugstores are crucial members of a PBM’s network in rural areas, which are often uneconomic for chains. In 2010, 64% of pharmacies in rural areas were independent drugstores.17
Conclusion
I thank the committee for considering my statement. The merger of Express Scripts and Medco Health Solutions will improve the efficiency of the U.S. pharmacy distribution and reimbursement system without anticompetitive impacts on either plan sponsors or pharmacies.
I am available to answer any questions about my statement.

ENDNOTES

[1]	The Use of Medicines in the United States: Review of 2010, IMS Institute for Healthcare Informatics, April 2011, 8.

[2]	For example, an Office of Inspector General study of Part D plans found that PBMs negotiated lower drug prices with pharmacies in exchange for the pharmacies being in the PBM’s networks. Medicare Part D Pharmacy Discounts for 2008, Office of Inspector General, OEI-02-10-00120, November 2010.

[3]	2010 NCPA Digest, National Community Pharmacy Association, October 2010, 27.

[4]	Ibid. Note that the Federal Trade Commission’s detailed analysis of confidential pharmacy pricing data came to similar conclusions. When compared to consumers with insurance coverage, consumers without insurance paid an average of 15% more for each brand-name drug prescription and 50% more for generic drugs. See Pharmacy Benefit Managers: Ownership of Mail Pharmacies, Federal Trade Commission, August 2005, 36.

[5]	In 2010, Medco Health Solutions reported receiving $5.8 billion in rebates from brand-name pharmaceutical manufacturers. Only 12.5% of total rebates were retained by Medco, while 87.5% were passed back to Medco’s clients. See Medco Health Solutions, 10-K filing, filed 2/22/11, 55.

[6]	The 2010-11 Prescription Drug Benefit Cost and Plan Design Report (Pharmacy Benefit Management Institute, 2010) summarizes plan design details and contract information from 372 employers representing 5.8 million plan members.

[7]	“Medco’s Latest Update on the Generic Wave,” Drug Channels, September 8, 2011. Available at http://www.drugchannels.net/2011/09/medcos-latest-update-on-generic-wave.html.

[8]	The 2010-11 Prescription Drug Benefit Cost and Plan Design Report, Pharmacy Benefit Management Institute, 9.

[9]	“Pharmacy Profits in Preferred Networks with PBM Transparency,” Drug Channels, January 13, 2011. Available at http://www.drugchannels.net/2011/01/pharmacy-profits-in-preferred-networks.html.

[10]	“PoweRx 50,” Drug Store News, May 2, 2011.

[11]	Ibid.

[12]	“The Value of Walgreens,” Walgreens white paper, September 2011. Available at http://www.drugstorenews.com/sites/drugstorenews.com/files/WAG_White_Papers.pdf.

[13]	The 2011-12 Economic Report on Pharmaceutical Wholesalers and Specialty Distributors, Pembroke Consulting, Inc., September 2011. Available at http://www.pembrokeconsulting.com/wholesale.html.

[14]	2011-12 Chain Pharmacy Industry Profile, National Association of Chain Drug Stores, August 2011, 12.

[15]	2010 NCPA Digest, National Community Pharmacy Association, October 2010, 7.

[16]	“Drugstore Margins Jump in New Gov’t Data,” Drug Channels, May 5, 2011. Available at http://www.drugchannels.net/2011/05/drugstore-margins-jump-in-new-govt-data.html.

[17]	2011-12 NACDS Chain Pharmacy Industry Profile, 15.
* * *

FORWARD LOOKING STATEMENTS
Cautionary Note Regarding Forward-Looking Statements
This material may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature may be used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, the following:
STANDARD OPERATING FACTORS
•	Our ability to remain profitable in a very competitive marketplace is dependent upon our ability to attract and retain clients while maintaining our margins, to differentiate our products and services from others in the marketplace, and to develop and cross sell new products and services to our existing clients;

•	Our failure to anticipate and appropriately adapt to changes in the rapidly changing health care industry;

•	Changes in applicable laws or regulations, or their interpretation or enforcement, or the enactment of new laws or regulations, which apply to our business practices (past, present or future) or require us to spend significant resources in order to comply;

•	Changes to the healthcare industry designed to manage healthcare costs or alter healthcare financing practices;

•	Changes relating to our participation in Medicare Part D, the loss of Medicare Part D eligible members, or our failure to otherwise execute on our strategies related to Medicare Part D;

•	A failure in the security or stability of our technology infrastructure, or the infrastructure of one or more of our key vendors, or a significant failure or disruption in service within our operations or the operations of such vendors;

•	Our failure to effectively execute on strategic transactions, or to integrate or achieve anticipated benefits from any acquired businesses;

•	The termination, or an unfavorable modification, of our relationship with one or more key pharmacy providers, or significant changes within the pharmacy provider marketplace;

•	The termination, or an unfavorable modification, of our relationship with one or more key pharmaceutical manufacturers, or the significant reduction in payments made or discounts provided by pharmaceutical manufacturers;

•	Changes in industry pricing benchmarks;

•	Results in pending and future litigation or other proceedings which would subject us to significant monetary damages or penalties and/or require us to change our business practices, or the costs incurred in connection with such proceedings;

•	Our failure to execute on, or other issues arising under, certain key client contracts;

•	The impact of our debt service obligations on the availability of funds for other business purposes, and the terms and our required compliance with covenants relating to our indebtedness; our failure to attract and retain talented employees, or to manage succession and retention for our Chief Executive Officer or other key executives;
TRANSACTION-RELATED FACTORS
•	Uncertainty as to whether Express Scripts, Inc. (Express Scripts) will be able to consummate the mergers with Medco Health Solutions, Inc. (Medco) on the terms set forth in the merger agreement;

•	The ability to obtain governmental approvals of the mergers;

•	Uncertainty as to the market value of Express Scripts merger consideration to be paid and the stock component of the Medco merger consideration;

•	Failure to realize the anticipated benefits of the mergers, including as a result of a delay in completing the mergers or a delay or difficulty in integrating the businesses of Express Scripts and Medco;

•	Uncertainty as to the long-term value of Express Scripts Holding Company (currently known as Aristotle Holding, Inc.) common shares;

•	Limitation on the ability of Express Scripts and Express Scripts Holding Company to incur new debt in connection with the transaction;

•	The expected amount and timing of cost savings and operating synergies; and

•	Failure to receive the approval of the stockholders of either Express Scripts or Medco for the mergers.
The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Express Scripts’ most recent reports on Form 10-K and Form 10-Q and the risk factors included in Medco’s most recent reports on Form 10-K and Form 10-Q and other documents of Express Scripts, Express Scripts Holding Company and Medco on file with the Securities and Exchange Commission (“SEC”). Any forward-looking statements made in this material are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication is not a solicitation of a proxy from any stockholder of Express Scripts, Medco or Express Scripts Holding Company. In connection with the Agreement and Plan of Merger among Medco, Express Scripts, Express Scripts Holding Company, Plato Merger Sub Inc. and Aristotle Merger Sub, Inc. (the “Merger”), Medco, Express Scripts and Express Scripts Holding Company, intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Express Scripts Holding Company that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDCO, EXPRESS SCRIPTS, EXPRESS SCRIPTS HOLDING COMPANY AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Express Scripts, Express Scripts Holding Company or Medco with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to:
Mackenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
Express Scripts, Express Scripts Holding Company and Medco and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Express Scripts and Medco in connection with the Merger. Information about Express Scripts’ directors and executive officers is available in Express Scripts’ definitive proxy statement, dated March 21, 2011, for its 2011 annual general meeting of stockholders. Information about Medco’s directors and executive officers is available in Medco’s definitive proxy statement, dated April 8, 2011, for its 2011 annual general meeting of stockholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Express Scripts Holding Company will file with the SEC when it becomes available.